UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                      May                               , 2003
                ----------------------------------------------------------------

                                 Frontline Ltd.
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                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F       X      Form 40-F
                               -------             -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No     X
                               -------               -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated May 8, 2003.

Attached as Exhibit 2 is a copy of the press release of the Company dated May 7, 2003.

Attached as Exhibit 3 is a copy of the press release of the Company dated May 11, 2003.

                                    Exhibit 1

Frontline Ltd.
Interim Report January - March 2003

FIRST QUARTER RESULTS

Frontline Board is pleased to announce the Company's second best quarter ever.

Frontline Ltd. reports earnings before interest, tax, depreciation, and amortisation including earnings from associated companies of $222.9 million and net income of $177.6 million for the first quarter of 2003. Earnings per share for the quarter were $2.32.

The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $55,400, $40,800 and $42,400, respectively, compared with $30,900, $25,300 and $24,200, respectively in the immediately preceding quarter.

Net interest expense for the quarter was $15.1 million (2002 comparable quarter:
$15.2 million). During the quarter, interest rate swaps with principal amounts of $150 million expired and at March 31, 2003 approximately 85 per cent of bank debt was floating, increased from 74 per cent at December 31, 2002. Other financial items for the quarter were positive $4.9 million of which $1.8 million is attributable to the market value adjustment on interest rate swaps and $5.0 million to the Equity Swap Line. In the first quarter of 2003, the Yen was largely unchanged against the US Dollar, resulting in only a small foreign currency impact for the Company on the Yen debt in subsidiaries and associated companies.

The net increase in cash and cash equivalents in the quarter was $49.1 million. The increase comes after build-up of working capital by $53.4 million, dividend payment of $11.5 million, prepayments of loans in the amount of $29.3 million, scheduled debt repayment of $36.0 million and net investments of $10.1 million.

On May 8, 2003, the Board declared a dividend of $1.00 per share. The record date for the dividend is May 20, 2003, ex dividend date is May 16, 2003 and the dividend will be paid on or about June 6, 2003.

The results for the first quarter of 2002 have been restated, principally to reflect the adoption of Financial Accounting Standard 142 "Goodwill and Other Intangible Assets". The Company adopted FAS 142 effective January 1, 2002 as disclosed in the preliminary fourth quarter and financial year 2002 report.

THE MARKET

The year started with extremely strong charter rates following the recovery that commenced in the fourth quarter of 2002. Through the first quarter, VLCC rates showed high volatility with rates bottoming at $35,000 and peaking at $100,000 per day. Suezmax rates varied between $35,000 and $60,000 per day. Apart from an expected seasonal demand increase the main drivers behind the strong market were

o The strike in Venezuela which shut out short haul oil production for an extended period requiring imports from more distant suppliers.
o A cold winter in the northern hemisphere resulting in increased demand for heating oil.
o Nuclear power plant closures in Japan which required substitution with fossil fuel for power generation.
o    Market nervousness concerning effects of a war in Iraq.
o Especially for Suezmaxes, weather delays in the Black Sea and congestion in the Bosporos resulting in reduced fleet efficiency.

In addition a change of attitude toward using older tankers, especially among southern European charterers, following the Prestige oil spill is considered to have contributed to market strengthening.

The winter market enticed owners to keep older vessels for a while in the hope of making another profitable voyage in a strong market so scrapping was slow through the winter. Only recently has scrapping picked up again as the seventies built vessels are becoming increasingly difficult to trade. Iraq's export was very important for the employment of those tankers. The absence of such exports and expectations that a new regime may take a different view on choice of tonnage leaves limited possibilities for future employment of the oldest vessels.

To date in 2003, 10 VLCCs / ULCCs have been confirmed sold for scrap and up to another 10 vessels are closely negotiated for scrap sale. Four Suezmaxes have been confirmed scrapped or otherwise removed from the trading fleet. In the period 16 VLCCs and 7 Suezmaxes have been delivered. Ordering activity increased somewhat in the first quarter and the order books now stand at 75 VLCCs and 58 Suezmaxes for delivery into mid 2006. The firm market resulted in increased prices for newbuildings and second-hand double hull tankers.

CORPORATE AND OTHER MATTERS

In the first quarter of 2003, the Company acquired the Suezmax tankers Polytrader and Polytraveller. These vessels were owned by two Norwegian K/S companies in which the Company has a 40 percent and 35 per cent interest, respectively. The Company subsequently sold the two vessels in March 2003, with delivery of the second vessel taking place in early April 2003.

The Company has one remaining newbuilding VLCC on order for delivery in July 2003, and as at March 31, 2003, the remaining equity investment was estimated to be $5 million. Committed financing for the mentioned newbuilding has been secured. The Company has no other material capital commitments.

At March 31, 2003, 76,480,066 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter was 76,470,105 (as at March 31, 2002, 76,466,566 and for the quarter then ended, 76,425,094). During the first quarter of 2003, the Company issued 13,500 shares in connection with the exercise of employee share options. At March 31, 2003, the Bank of Nova Scotia Group had acquired 2,945,000 Frontline shares pursuant to the existing Equity Swap Line facility that is in place until February 2004. The average cost on the swap lines shares is $8.91 per share. The Company has the alternative of paying $26.2 million in cash in order to repay the swap line and thereby effectively eliminate the shares or continue with the existing swap line until it expires in February 2004.

In the last few quarters, the Board has discussed the company's dividend policy. The focus has been to find a solution that provides shareholders with a more predictable minimum dividend stream. The Board has consequently adopted a strategy whereby the Company will seek to have a normalised future quarterly dividend target of $ 0.25 per share or $1.00 total per share per year which corresponds to a yield of 8.7 per cent based on current share price. In order to pay a quarterly dividend of $0.25 per share without eroding the Company's cash position, the Company will currently need to make TCE rates of $23,900 and $16,700 for VLCCs and Suexmaxes, respectively. The average market rates for the last 13 years have been $29,400 and $21,500, respectively.

In addition to the normalised quarterly dividend, each quarter the Board will evaluate how to utilise any potential earnings achieved in excess of the dividend break even level. Such earnings may be retained in the Company to strengthen the balance sheet, they may be used for capital investments, for repurchase of shares or paid out as additional dividend. The decision will be taken based on existing market conditions at the time, and will also take into consideration the need to have a large enough cash position to secure future ordinary dividends.

For the first quarter, the Board has decided to set the additional dividend at $0.75 per share while the balance of earnings will be used to strengthen the balance sheet. Total dividend paid for the first quarter is thereby set to $1.00 per share, representing $0.25 ordinary dividend and $0.75 special dividend.

The Board is pleased with the strengthening of the Company's balance sheet and particularly with the continued lowering of the break even rates. It is an interesting observation that the Company today would generate an annual profit in excess of $50 million even if annual rates fell to the lowest levels Frontline has achieved since the Company's restructuring started in 1996.

As of May 7, 2003, Frontline has cash breakeven rates for Suezmaxes and VLCCs of $20,700 and $13,500, respectively.

OUTLOOK

The Board is of the opinion that the weakness we have seen in the tanker market in the last few weeks is materially different to the situation which led to a weak market for major parts of 1999 and 2002. In those cases, worldwide oil inventories were at very high levels and OPEC had to reduce production levels by up to 4 - 5 million barrels a day for a substantial period in order to take down inventories. Currently we are in a situation where inventories are running at very low levels in the seasonal low demand period. The fundamental strength of this situation clearly limits OPECs flexibility with respect to production quota cuts for the second part of the year.

During the last days, the Board has seen signs that the market has already troughed and is showing signs of recovery. However, the Board is cautious about short term developments and believe that a more sustained recovery will have to be supported by re-introduction of Iraqi export and increased seasonal demand.

A lower oil price, low inventories and increased focus on Middle East production after the Iraq war gives comfort on the demand side. The supply side is supported by the fact that, even in the current weak market, there is no material excess supply of ships and that very limited waiting time is being experienced on modern tonnage. This, combined with the anticipated introduction of new EU legislation for tankers from July 1, 2003, and the current acceleration of scrapping, gives strength on the supply side. Political unrest in several short haul production areas can create significant upside in the market.

In the first week of May, the Company's cash position passed $200 million. It is predicted, based on the fixtures already concluded, that the Company will have a cash position, after the $1.00 distribution, of more than $180 million. This increased financial flexibility has dramatically changed the strength of the Company and has given it a position to take advantage of market opportunities.

Based on the TCE earnings achieved so far in the quarter of $51,000 for VLCCs and $39,000 for Suezmaxes, the Board expects a good result for the second quarter. As stated by the Board in February, it is likely that there will be substantial volatility in the market. The Board remains optimistic overall for the development for the rest of the year, as well as the overall outlook for the Company.

 FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 8, 2003

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Contact:    Ola Lorentzon, Managing Director, Frontline Management AS
            +47 23 11 40 00

            Tom E. Jebsen: Chief Financial Officer, Frontline Management AS +47 23 11 40 00

            Kate Blankenship: Chief Accounting Officer, Frontline Ltd + 1 441 295-6935

                                  FRONTLINE GROUP FIRST QUARTER REPORT (UNAUDITED)

--------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                                                                   2003       2002       2002
(in thousands of $)                                                             Jan-Mar    Jan-Mar    Jan-Dec
                                                                                         (restated)
--------------------------------------------------------------------------------------------------------------
Net operating revenues                                                          258,942     94,806    429,025
Gain (loss) from sale of assets                                                     493          -    (4,337)
Ship operating expenses                                                          26,840     26,821    113,596
Charter hire expenses                                                            23,547      9,792     60,634
Administrative expenses                                                           3,263      2,421     12,895
Operating income before depreciation                                            205,785     55,772    237,563
Depreciation                                                                     36,155     33,953    139,855
Operating income after depreciation                                             169,630     21,819     97,708
Interest income                                                                   2,706      2,481     13,052
Interest expense                                                               (17,778)   (17,662)    (72,898)
Share of results from associated companies                                       17,165        986   (10,711)
Other financial items                                                             4,878      5,718    (6,649)
Foreign currency exchange gain (loss)                                             1,007        691   (13,313)
Income before taxes                                                             177,608     14,033      7,189
Taxes                                                                               (2)          3       (22)
Cumulative effect of change in accounting principle                                   -   (14,142)   (14,142)
Net income (loss)                                                               177,610      (112)    (6,931)

Earnings per Share ($)
EPS before cumulative effect of change in accounting principle                   $ 2.32     $ 0.18     $ 0.09
Cumulative effect of change in accounting principle                                $  -   $ (0.18)   $ (0.18)
EPS                                                                              $ 2.32      $   -   $ (0.09)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Income on time charter basis ($ per day per ship)*
VLCC                                                                             55,400     21,600     22,500
Suezmax                                                                          40,800     16,500     18,400
Suezmax OBO                                                                      42,400     18,000     17,700
--------------------------------------------------------------------------------------------------------------
* Basis = Calendar days minus off-hire.  Figures after deduction of broker commission

--------------------------------------------------------------------------------------------------------------
BALANCE SHEET                                                                      2003       2002       2002
(in thousands of $)                                                              Mar 31     Mar 31     Dec 31
                                                                                         (restated)
--------------------------------------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                                                       149,365     81,586    100,298
Other current assets                                                            188,348     94,943    133,066
Long term
Newbuildings and vessel purchase options                                         35,019     62,140     27,405
Vessels and equipment, net                                                    2,345,498  2,384,341  2,373,239
Vessels under capital lease, net                                                259,570    238,761    264,902
Investment in associated companies                                              136,687    116,560    119,329
Deferred charges and other long-term assets                                      18,417     16,487     17,708
Total assets                                                                  3,132,904  2,994,818  3,035,947

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                                163,889    314,448    167,807
Current portion of obligations under capital leases                              13,481     12,046     13,164
Other current liabilities                                                        58,692     49,498     61,408
Long term
Long term interest bearing debt                                               1,218,222  1,134,345  1,277,665
Obligations under capital leases                                                256,055    222,568    259,527
Other long term liabilities                                                      26,717     23,106     28,199
Minority interest                                                                     -        613          -
Stockholders' equity                                                          1,395,848  1,238,194  1,228,177
Total liabilities and stockholders' equity                                    3,132,904  2,994,818  3,035,947
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
STATEMENT OF CASHFLOWS                                                            2003       2002         2002
(in thousands of $)                                                            Jan-Mar    Jan-Mar      Jan-Dec
                                                                                        (restated)
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                              177,610     (112)      (6,931)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation                                                   36,638    34,086      142,149
Unrealised foreign currency exchange (gain) loss                               (1,258)   (1,685)       14,176
Gain or loss on sale of assets                                                   (493)         -        4,337
Results from associated companies                                             (17,165)     (986)       10,711
Change in accounting principle                                                       -     14,142      14,142
Adjustment of financial derivatives to market value                            (6,160)   (5,116)        7,495
Other                                                                            1,131         -            -
Change in operating assets and liabilities                                    (53,379)               (34,816)
                                                                                         (11,112)
Net cash provided by operating activities                                      136,924     29,217     151,263

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment                              (14,314)              (376,844)
                                                                                         (118,542)
Advances to associated companies, net                                              269   (5,541)     (20,010)
Purchase of minority interest                                                        -   (5,652)      (6,822)
Proceeds from sale of assets                                                     3,943    10,500      177,902
Net cash used in investing activities                                         (10,102)  (119,235)   (225,774)

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid                                 (1,077)   123,177      370,880
Repayments of long-term debt                                                  (62,103)              (341,784)
                                                                                         (66,153)
Repayment of capital leases                                                    (3,156)               (24,671)
                                                                                         (59,626)
Dividends paid                                                                (11,471)               (19,116)
                                                                                         (15,294)
Issue of shares, net                                                                52       223          223
Net cash used in financing activities                                         (77,755)               (14,468)
                                                                                         (17,673)

Net decrease in cash and cash equivalents                                       49,067               (88,979)
                                                                                         (107,691)
Cash and cash equivalents at start of period                                   100,298   189,277      189,277
Cash and cash equivalents at end of period                                     149,365    81,586      100,298
--------------------------------------------------------------------------------------------------------------

                                    Exhibit 2

FRO - Mandatory notification of trade

Frontline has, based on the Stock Indexed Total Return Swap Programme with Nova Scotia Group (Scotia), been informed that the latter through market purchases executed today has acquired 125,000 Frontline common shares. The shares have been acquired at an average price of NOK 73.99.

Since the shares are owned by Scotia the shares will not be subject to immediate cancellation, which has been the case for regular buy backs carried out by the Company. However, these shares will be considered acquired within the current Board authorization to buy back up to 7,500,000 shares (announced on 9 May, 2001). Based on the above, 6,997,145 shares have been acquired within the total authorized, out of which the swap program consists of 3,070,000 at an average purchase price of USD 8,97.



Hamilton, Bermuda
7 May, 2003

Contact persons:

Kate Blankenship, +1 441 295 69 35
Tom E. Jebsen,      +47 23 11 40 00

                                    Exhibit 3

FRO - Capital adjustments

Employees of Frontline have exercised options to acquire a total of 37,500 shares in Frontline. All shares have been acquired at a strike price of NOK
27.58 per share. Total proceeds were NOK 1,034,250.

Total number of outstanding shares after this is 76,517,566.


Hamilton, Bermuda
11 May, 2003

Contact persons:

Ola Lorentzon, +47 23 11 40 00

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Frontline Ltd.
                                 --------------------------------------------
                                                  (Registrant)




Date    May 13, 2003         By           /s/ Kate Blankenship
                                 --------------------------------------------
                                              Kate Blankenship
                                 Company Secretary and Chief Accounting Officer


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